UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) July 23, 2026

AXALTA COATING SYSTEMS LTD.

(Exact name of registrant as specified in its charter)

Bermuda	001-36733	98-1073028
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1050 Constitution Avenue, Philadelphia, PA 19112

(Address of principal executive offices) (Zip Code)

(855) 547-1461

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Common Shares, $1.00 par value	AXTA	New York Stock Exchange
(Title of class)	(Trading symbol)	(Exchange on which registered)

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Amendment No. 2 to Merger Agreement

As previously disclosed, on November 18, 2025, Axalta Coating Systems Ltd., an exempted company incorporated under the laws of Bermuda (“Axalta” or the “Company”), entered into a Merger Agreement (the “Original Merger Agreement”) with Akzo Nobel N.V., a public company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands (“AkzoNobel” and, after giving effect to the Mergers, “MergeCo”), which was subsequently amended by that certain Amendment No. 1 to Merger Agreement, dated May 27, 2026 (the “First Amendment”), by and between the Company and AkzoNobel, that certain Joinder Agreement, dated July 13, 2026 (the “AkzoNobel Sub Joinder Agreement”), by and among the Company, AkzoNobel and Eagles MergeCo Ltd, an exempted company incorporated under the laws of Bermuda (“AkzoNobel Sub”), and that certain Joinder Agreement, dated July 13, 2026 (together with the AkzoNobel Sub Joinder Agreement, the “Joinder Agreements”), by and among the Company, AkzoNobel and Eagles Holding Ltd, an exempted company incorporated under the laws of Bermuda (“AkzoNobel Sub 2”) (the Original Merger Agreement as amended by the First Amendment and the Joinder Agreements, the “Merger Agreement”), pursuant to which, among other things, AkzoNobel Sub will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving company of the Merger, and the Company will be merged with and into AkzoNobel Sub 2, (the “Second Merger” and, together with the Merger, the “Mergers”), with AkzoNobel Sub 2 continuing as the surviving company of the Second Merger.

On July 23, 2026, the Company entered into Amendment No. 2 to Merger Agreement (the “Second Amendment”) with AkzoNobel, AkzoNobel Sub and AkzoNobel Sub 2, which amends the Merger Agreement to provide for (i) annual re-election of all MergeCo directors following the initial three-year period after completion of the Mergers and (ii) a revised approval threshold applicable during the initial three-year period after completion of the Mergers of two-thirds of MergeCo non-executive directors for (a) any proposal to the general meeting regarding the appointment and dismissal of MergeCo directors, (b) the appointment and removal of the CEO, Deputy CEO and CFO, (c) designation of the Chair and Vice Chair titles and (d) amendments to the remuneration policy.

Except to the extent expressly modified by the Second Amendment, the provisions of the Original Merger Agreement, which was filed as Exhibit 2.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on November 18, 2025, as amended by the First Amendment, which was filed as Exhibit 2.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on May 27, 2026, and the Joinder Agreements remain unmodified and in full force and effect. The foregoing description of the Second Amendment is only a summary, does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Second Amendment, which is attached as Exhibit 2.1 to this report and incorporated by reference herein. The Second Amendment and the above description have been included to provide investors and security holders with information regarding the terms of the Second Amendment. They are not intended to provide any other factual information about the Company, AkzoNobel or their respective subsidiaries or affiliates or equityholders.

Item 8.01 Other Events

On July 23, 2026, the Company and AkzoNobel issued a joint press release to announce the modification of certain governance arrangements, which were effected pursuant to the Second Amendment. A copy of the press release is attached hereto as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits

(d)	Exhibits

Exhibit Number	Description

2.1	Amendment No. 2 to Merger Agreement, by and among Akzo Nobel N.V., Eagles MergeCo Ltd, Eagles Holding Ltd and Axalta Coating Systems Ltd., dated July 23, 2026.

99.1	Joint Press Release of Axalta Coating Systems Ltd. and Akzo Nobel N.V., dated July 23, 2026.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

General restrictions

This communication is not for release, publication, or distribution, in whole or in part, in or into, directly or indirectly, any jurisdiction in which such release, publication, or distribution would be unlawful.

This communication is not a prospectus and the information in this communication is not intended to be complete. This communication is for informational purposes only and is not intended to be and shall not constitute a solicitation of any vote or approval, or an offer to buy or sell, or the solicitation of an offer to buy or sell, any securities, or an invitation or recommendation to subscribe for, acquire or buy securities of AkzoNobel or Axalta or any other financial products or securities, in any place or jurisdiction, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended (the “Securities Act”).

Any decision to purchase, subscribe for, otherwise acquire, sell or otherwise dispose of any securities must be made only on the basis of the information contained in and incorporated by reference into the prospectus with respect to the shares to be allotted by AkzoNobel in the proposed transaction, which was published on June 24, 2026.

The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, AkzoNobel and Axalta disclaim any responsibility or liability for the violation of any such restrictions by any person. Neither AkzoNobel, nor Axalta, nor any of their advisors assume any responsibility for any violation by any person of any of these restrictions. Shareholders of AkzoNobel and Axalta, respectively, with any doubt as to their position should consult an appropriate professional advisor without delay.

This communication is addressed to and directed only at, persons who are outside the United Kingdom or, in the United Kingdom, at persons who are: (i) persons having professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), (ii) persons falling within Article 49(2)(a) to (d) of the Order, or (iii) persons to whom it may otherwise lawfully be communicated pursuant to the Order (all such persons together being referred to as, “Relevant Persons”). This communication is directed only at Relevant Persons. Other persons should not act or rely on this communication or any of its contents. Any investment or investment activity to which this communication relates is available only to Relevant Persons and will be engaged in only with such persons. Solicitations resulting from this communication will only be responded to if the person concerned is a Relevant Person.

Additional Information and Where to Find It

In connection with the proposed transaction between AkzoNobel and Axalta, AkzoNobel filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 on May 27, 2026, as amended on June 18, 2026, which included a proxy statement of Axalta that also constitutes a prospectus with respect to the shares to be offered by AkzoNobel in the proposed transaction. The registration statement was declared effective by the SEC on June 23, 2026. In connection with the proposed transaction, on June 24, 2026, Axalta filed with the SEC a definitive proxy statement and, on or about June 24, 2026, Axalta commenced mailing the definitive proxy statement to its holders of record as of June 11, 2026. Each of AkzoNobel and Axalta will also file other relevant documents in connection with the proposed transaction. This communication is not a substitute for any registration statement, proxy statement/prospectus or other documents AkzoNobel and/or Axalta may file with the SEC or any other competent regulator in connection with the proposed transaction. This communication does not contain all the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS, STOCKHOLDERS AND SHAREHOLDERS OF AKZONOBEL AND AXALTA ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS, AS APPLICABLE, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT AKZONOBEL, AXALTA, THE PROPOSED TRANSACTION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other relevant documents filed by AkzoNobel and Axalta with the SEC are available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC from Axalta’s investor relations webpage at https://ir.axalta.com/sec-filings/all-sec-filings or from AkzoNobel’s investor relations webpage at https://www.akzonobel.com/en/investors/all-sec-filings.

The contents of this communication should not be construed as financial, legal, business, investment, tax or other professional advice. Each recipient should consult with its own professional advisors for any such matter and advice.

Participants in the Solicitation

This communication is not a solicitation of proxies in connection with the proposed transaction. However, under SEC rules, AkzoNobel, Axalta and certain of their respective directors and executive officers and other members of their respective management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests in the proposed transaction, by security holdings or otherwise, is set forth in the preliminary proxy statement/prospectus relating to the proposed transaction, which was filed with the SEC on May 27, 2026, and will be set forth in the definitive proxy statement/prospectus relating to the transaction and other relevant materials to be filed by Axalta with the SEC (if and when available). Information about AkzoNobel’s supervisory board members and members of the board of management is set forth in AkzoNobel’s latest annual report, as filed with the AFM, the Dutch trader register and on its website at https://www.akzonobel.com/en/investors/results-center, and as updated from time to time via filings made by AkzoNobel with the AFM. Additional information regarding the interests of persons who may, under the rules of the SEC, be deemed participants in the solicitation of Axalta security holders in connection with the proposed transaction, which may, in some cases, be different than those of Axalta’s shareholders generally, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials when they are filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Concerning Forward-Looking Statements

This communication contains forward-looking statements as that term is defined in Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, regarding, among other things, statements about management’s expectations of AkzoNobel’s and Axalta’s future operating and financial performance, product development, market position, and business strategy. Such forward-looking statements can sometimes be identified by the use of forward-looking terms such as “believes,” “expects,” “may,” “will,” “shall,” “should,” “would,” “could,” “potential,” “seeks,” “aims,” “projects,” “predicts,” “is optimistic,” “intends,” “plans,” “estimates,” “targets,” “anticipates,” “continues” or other comparable terms or negatives of these terms, but not all forward-looking statements include such identifying words. You are cautioned not to rely on these forward-looking statements. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. We can give no assurance that such plans, estimates or expectations will be achieved and therefore, actual results may differ materially from any plans, estimates or expectations in such forward-looking statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include: a condition to the closing of the proposed transaction may not be satisfied; the occurrence of any event that can give rise to termination of the proposed transaction; a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; AkzoNobel and Axalta are unable to achieve the synergies and value creation contemplated by the proposed transaction; AkzoNobel and Axalta are unable to promptly and effectively integrate their businesses; management’s time and attention is diverted on transaction related issues; the possibility that competing offers or acquisition proposals may be made; disruption from the proposed transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of AkzoNobel or Axalta decline following the proposed transaction; legal proceedings are instituted against AkzoNobel or Axalta, including resulting expense or delay; AkzoNobel or Axalta is unable to retain or hire key personnel; the communication or the consummation of the proposed acquisition has a negative effect on the market price of the capital stock of AkzoNobel or Axalta or on AkzoNobel’s or Axalta’s operating results; evolving legal, regulatory and tax regimes; changes in economic, financial, political and regulatory conditions, in the Netherlands, the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics (e.g., the coronavirus (COVID-19) pandemic), geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade and policy changes associated with the current or subsequent United States or Netherlands administration; the ability of AkzoNobel or Axalta to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, pandemic, security breach, cyber-attack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term disruptions; the impact of public health crises, such as pandemics and epidemics and any related company or governmental policies and actions to protect the health and safety of individuals or governmental policies or actions to maintain the functioning of national or global economies and markets, including any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down or similar actions and policies; actions by third parties, including government agencies; the risk that disruptions from the proposed transaction will harm AkzoNobel’s or Axalta’s business, including current plans and operations and/or divert management’s attention from AkzoNobel’s or Axalta’s ongoing business operations; certain restrictions during the pendency of the acquisition that may impact AkzoNobel’s or Axalta’s ability to pursue certain business opportunities or strategic transactions; AkzoNobel’s or Axalta’s ability to meet expectations regarding the accounting and tax treatments of the proposed transaction; the risks and uncertainties discussed in AkzoNobel’s latest annual report as filed with the AFM, the Dutch trade register and on its website at https://www.akzonobel.com/en/investors/results-center; and the risks and uncertainties discussed in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections in Axalta’s reports filed with the SEC. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the proxy statement/prospectus. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Except as required by law, neither AkzoNobel nor Axalta assumes any obligation to update or revise the information contained herein, which speaks only as of the date hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AXALTA COATING SYSTEMS LTD.

Date: July 23, 2026	By:	/s/ Alex Tablin-Wolf
Alex Tablin-Wolf
Senior Vice President, General Counsel & Corporate Secretary

Exhibit 2.1

Execution Version

AMENDMENT NO. 2

TO

MERGER AGREEMENT

This AMENDMENT NO. 2 TO MERGER AGREEMENT (this “Amendment”) is made and entered into as of 23 July 2026, by and between Akzo Nobel N.V., a public company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands (“AkzoNobel”), Eagles MergeCo Ltd, an exempted company incorporated under the laws of Bermuda (“AkzoNobel Sub”), Eagles Holding Ltd, an exempted company incorporated under the laws of Bermuda (“AkzoNobel Sub 2”), and Axalta Coating Systems Ltd., an exempted company incorporated under the laws of Bermuda (“Axalta”). Each of AkzoNobel, AkzoNobel Sub, AkzoNobel Sub 2 and Axalta are sometimes referred to individually herein as a “Party” and collectively as the “Parties.”

WHEREAS, AkzoNobel and Axalta entered into that certain Merger Agreement, dated as of 18 November 2025 (the “Original Merger Agreement”);

WHEREAS, AkzoNobel and Axalta entered into that certain Amendment No. 1 to Merger Agreement, dated as of 27 May 2026 (“Amendment No. 1”);

WHEREAS, AkzoNobel, Axalta and AkzoNobel Sub entered into that certain Joinder Agreement, dated as of 13 July 2026 (the “AkzoNobel Sub Joinder Agreement”);

WHEREAS, AkzoNobel, Axalta and AkzoNobel Sub 2 entered into that certain Joinder Agreement, dated as of 13 July 2026 (the “AkzoNobel Sub 2 Joinder Agreement” and, together with the AkzoNobel Sub Joinder Agreement, the “Joinder Agreements”) (the Original Merger Agreement as amended by Amendment No. 1 and the Joinder Agreements, the “Merger Agreement”) (capitalized words used but not defined herein have the respective meanings given to them in the Merger Agreement);

WHEREAS, pursuant to clause 20.8 of the Merger Agreement, the Merger Agreement may be amended only if such amendment is in writing and signed by each Party; and

WHEREAS, the Parties wish to amend the Merger Agreement as set forth in this Amendment.

NOW, THEREFORE, in consideration of the premises and the mutual agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

1. Amendments to Schedule 11 of the Merger Agreement. Schedule 11 of the Merger Agreement is hereby amended and restated in its entirety as set forth in Exhibit A hereto.

2. References. Each reference to “hereof,” “herein,” “hereunder,” “hereby” and “this Agreement” set forth in the Merger Agreement shall, from and after the date of this Amendment, refer to the Merger Agreement, as amended by this Amendment. Notwithstanding the foregoing, references to the date of the Merger Agreement, as amended hereby, shall in all instances continue to refer to November 18, 2025, and references to “the date hereof” and “the date of this Agreement” set forth in the Merger Agreement shall continue to refer to November 18, 2025.

3. Effect of Amendment. Except to the extent expressly modified by this Amendment, the provisions of the Merger Agreement remain unmodified and are hereby confirmed as being in full force and effect. Upon the execution and delivery of this Amendment, the Merger Agreement shall thereupon be deemed to be amended as set forth in this Amendment as fully and with the same effect as if the amendments made hereby were originally set forth in the Merger Agreement, and this Amendment and the Merger Agreement shall henceforth be read, taken and construed as one and the same instrument, but such amendments shall not operate so as to render invalid or improper any action heretofore validly and properly taken pursuant to and in accordance with the Merger Agreement.

4. Entire Agreement. The Merger Agreement (including the Disclosure Letter and the Schedules thereto), together with this Amendment and the Confidentiality Agreement, constitutes the entire agreement between and understanding of the Parties in respect of the Mergers and any preceding oral or written agreements or arrangements between the Parties in relation thereto are hereby superseded. Any variation, supplement or amendment to this Amendment is valid only if it is in writing and signed by each Party. The provisions set forth in this Amendment shall be deemed to be and shall be construed as part of the Merger Agreement to the same extent as if fully set forth verbatim therein.

5. Clauses 20.1 (Assignment), 20.2 (Costs), 20.3 (No waiver), 20.4 (No recission), 20.5 (Further assurances), 20.6 (Invalidity), 20.7 (Third party rights), 20.9 (Notices), 20.10 (Counterparts) and 20.12 (Rules of Construction) of the Merger Agreement are incorporated by reference herein, mutatis mutandis.

6. Governing law and forum. This Amendment and any obligations arising out of or in connection with it shall be interpreted, construed and exclusively governed by and in accordance with the laws of the Netherlands without regard to the conflict of laws principles thereof; provided that matters relating to the Companies Act and the corporate affairs of each Merger Sub shall be interpreted, construed and governed by and in accordance with the laws of Bermuda without regard to the conflict of laws principles thereof as set out in clause 20.11.1(ii) of the Merger Agreement (as amended hereby). Any dispute, controversy or claim arising out of or in connection with this Amendment (including any question regarding its existence, validity or termination) shall be resolved in accordance with clause 20.11 (Governing law and forum) of the Merger Agreement.

[Signature page follows]

2

IN WITNESS WHEREOF, the Parties have executed this Amendment as of the date above first written.

Very truly yours,

AKZO NOBEL N.V.

By:	/s/ Grégoire Poux-Guillaume
Name: Grégoire Poux-Guillaume
Title: Chief Executive Officer

AKZO NOBEL N.V.

By:	/s/ Maarten de Vries
Name: Maarten de Vries
Title: Chief Financial Officer

[Signature Page to Amendment No. 2 to Merger Agreement]

IN WITNESS WHEREOF, the Parties have executed this Amendment as of the date above first written.

Very truly yours,

EAGLES MERGECO LTD

By:	/s/ Jeff Alan Jirak
Name: Jeff Alan Jirak
Title: Director

EAGLES MERGECO LTD

By:	/s/ Neil Henderson
Name: Neil Henderson
Title: Director

[Signature Page to Amendment No. 2 to Merger Agreement]

IN WITNESS WHEREOF, the Parties have executed this Amendment as of the date above first written.

Very truly yours,

EAGLES HOLDING LTD

/s/ Okke Suurenbroek
By: Akzo Nobel Management B.V.
Title: Director
By: Okke Suurenbroek
Title: Deputy General Counsel

EAGLES HOLDING LTD

/s/ Kenny Chae
By: Akzo Nobel Management B.V.
Title: Director
By: Kenny Chae
Title: Head of Treasury & Investor Relations

[Signature Page to Amendment No. 2 to Merger Agreement]

IN WITNESS WHEREOF, the Parties have executed this Amendment as of the date above first written.

Very truly yours,

AXALTA COATING SYSTEMS LTD.

By:	/s/ Chris Villavarayan
Name: Chris Villavarayan
Title: Chief Executive Officer and President

[Signature Page to Amendment No. 2 to Merger Agreement]

Exhibit A

[See attached]

KEY GOVERNANCE TERMS

PART 1: BOARD AND EXCO COMPOSITION AS PER COMPLETION

Board: Initial size	• 11 Directors: ○ 2 Executive Directors ○ 9 Non-Executive Directors

Board: Initial composition

•

4 Axalta Directors:

○  1 Executive Director: Deputy-CEO for the first six months following Completion (subject to earlier transition as described in the section “Board replacements during initial 3 years”), at which point the Deputy-CEO will resign, and the CFO will become an Executive Director

○  3 Non-Executive Directors (incl. Chair)

•

4 AkzoNobel Directors:

○  1 Executive Director: CEO

○  3 Non-Executive Directors (incl. Vice-Chair)

•

3 Non-Executive Directors (or temporary replacements of Non-Executive Directors pursuant to clause 7.2.5 of the Agreement) selected by AkzoNobel and Axalta jointly (each, a “Joint Director”)

Board: Initial terms

•

Initial MergeCo Directors will each serve a three-year term (with the end of the term adjusted as necessary to coincide with the date of the first AGM held after the 3rd anniversary of Completion)

•

For the avoidance of doubt, to the extent pursuant to clause 7.2.5 of the Agreement any person is designated by Axalta and AkzoNobel to be appointed as temporary replacements of non-executive directors of the MergeCo Board pursuant to the directors’ inability to act and vacancies (belet en ontstentenis) arrangements in the MergeCo Articles of Association and subsequently appointed by the General Meeting as Joint Director, each such person will, upon appointment by the General Meeting, serve as a Non-Executive Director until the first AGM held after the 3rd anniversary of Completion

ExCo: Initial composition

•

ExCo consisting of both Executive Directors and a number of senior executives (incl. CFO)

•

CFO to be selected by Axalta

•

Other senior executives to be selected pre-Completion by the initial CEO in consultation with the other MergeCo Directors to achieve representation in (i) the ExCo functions on a 50/50 basis and (ii) the ExCo business leaders based on existing significance of the applicable business

PART 2: MERGECO GOVERNANCE
HQ location	• Dual headquarters: Amsterdam and Philadelphia • Management team to determine location of functions/businesses

Tax residency	• The Netherlands (exclusively)

Domicile changes	• Domicile change requires the affirmative vote of at least 75% of the Non-Executive Directors

Classes of shares	• Single class of shares (i.e., ordinary shares only; no priority shares)

Anti-takeover protection	• No anti-takeover protection in form of foundation or continuation of priority share structure

Board composition

•

One-tier board

•

General Meeting appoints Executive Directors and Non-Executive Directors upon binding nomination by Non-Executive Directors; provided that until the first AGM held after the 3rd anniversary of Completion, MergeCo Board members must observe nomination arrangements described under “Board replacements during initial 3 years” when making binding nominations

•

Binding nomination can be overruled by General Meeting with at least 2/3 majority of votes cast, representing at least 50% of outstanding share capital

•

General Meeting can remove Directors with majority of votes cast if removal is proposed by Non-Executive Directors. Otherwise, 2/3 majority of votes cast, representing at least 50% of outstanding share capital

•

Non-Executive Directors designate ‘Chair’ and ‘Vice Chair’ from among Non-Executive Directors that qualify as independent under the NYSE listing rules and the Dutch Corporate Governance Code (“Independent”); provided that, until the first AGM held after the 3rd anniversary of Completion, MergeCo Board members must observe the arrangements described under “Chair / Vice-Chair replacements during initial 3 years”

Board remuneration	• General Meeting can adopt or amend remuneration policy with a majority of the votes cast • Non-Executive Directors set individual Director remuneration, which must conform to remuneration policy

Board replacements during initial 3 years

•

Until the first AGM held after the 3rd anniversary of Completion:

○  The MergeCo Board may only (i) propose to the general meeting of shareholders of MergeCo the suspension or dismissal of an Executive Director or (ii) suspend an Executive Director, in the case of each of (i) and (ii), with the affirmative vote of at least two thirds (2/3) of the Non-Executive Directors

○  The MergeCo Board may only propose to the general meeting of shareholders of MergeCo the suspension or dismissal of a Non-Executive Director with the affirmative vote of at least two thirds (2/3) of the Non-Executive Directors

○  If the Executive Director serving as CEO (or his/her successor appointed in accordance with this section “Board replacements during initial 3 years”) ceases to be a Director for any reason, the remaining AkzoNobel Directors (or their successors appointed in accordance with

PART 2: MERGECO GOVERNANCE

this section “Board replacements during initial 3 years”) will be entitled to nominate the CEO’s successor, which nomination will be subject to the approval of at least two thirds (2/3) of the Non-Executive Directors, and such successor will, upon appointment by the General Meeting, serve as Executive Director and CEO until the first AGM held after the 3rd anniversary of Completion

○  If the Executive Director serving as Deputy-CEO ceases to be a Director for any reason prior to the date that is six months after the Completion, the CFO will be nominated as the successor to such Executive Director and the CFO will, upon appointment by the General Meeting, serve as Executive Director until the first AGM held after the 3rd anniversary of Completion

○  If the Executive Director serving as CFO (or his/her successor appointed in accordance with this section “Board replacements during initial 3 years”) ceases to be a Director for any reason, the remaining Axalta Directors (or their successors appointed in accordance with this section “Board replacements during initial 3 years”) will be entitled to nominate the CFO’s successor, which nomination will be subject to the approval of at least two thirds (2/3) of the Non-Executive Directors, and such successor will, upon appointment by the General Meeting, serve as Executive Director and CFO until the first AGM held after the 3rd anniversary of Completion

○  If any other Axalta or AkzoNobel Director (or their successors appointed in accordance with this section “Board replacements during initial 3 years”) (for the avoidance of doubt, excluding any Joint Director) ceases to be a Director for any reason, the remaining Axalta Directors or AkzoNobel Directors, respectively, then serving as Non-Executive Directors (or their successors appointed in accordance with this section “Board replacements during initial 3 years”) will be entitled to nominate an Independent, Non-Executive Director as such person’s successor, which nomination will be subject to the approval of at least two thirds (2/3) of the Non-Executive Directors, and such person will, upon appointment by the General Meeting, serve as a Non-Executive Director until the first AGM held after the 3rd anniversary of Completion

○  If any Joint Director (or their successors appointed in accordance with this section “Board replacements during initial 3 years”) ceases to be a Director (or a temporary replacement of Non-Executive Directors, as applicable) for any reason, an Independent, Non-Executive Director to serve as such person’s successor will be nominated by the MergeCo Board with the approval of at least two thirds (2/3) of the Non-Executive Directors, and such person will, upon appointment by the General Meeting, serve as a Non-Executive Director until the first AGM held after the 3rd anniversary of Completion

•

References to the approval or affirmative vote of at least two thirds (2/3) of the Non-Executive Directors in this “Board replacements during initial 3 years” section mean the approval or affirmative vote of at least 6 Non-Executive Directors

PART 2: MERGECO GOVERNANCE

Board replacements following initial 3 years

•

At and following the first AGM held after the 3rd anniversary of Completion, all MergeCo Directors put up for election or re-election, as applicable, will be put up to serve a 1-year term (for the avoidance of doubt, not restricting the Board from deciding otherwise).

Chair / Vice-Chair replacements during initial 3 years

•

Until the first AGM held after the 3rd anniversary of Completion:

○  The title ‘Chair’ is granted from time to time by the then-serving Axalta Directors (or their successors appointed in accordance with this section “Board replacements during initial 3 years”), which grant will be subject to the approval of at least two thirds (2/3) of the Non-Executive Directors, to one of the Independent Non-Executive Directors

○  The title ‘Vice-Chair’ is granted from time to time by the then-serving AkzoNobel Directors (or their successors appointed in accordance with this section “Board replacements during initial 3 years”), which grant will be subject to the approval of at least two thirds (2/3) of the Non-Executive Directors, to one of the Independent Non-Executive Directors

Board decision making

•

Endeavour for unanimous vote, but if Board fails to reach unanimity, a majority of votes cast suffices; provided that, until the first AGM held after the 3rd anniversary of Completion, proposed amendments to the remuneration policy will require approval of at least two thirds (2/3) of the Non-Executive Directors

•

General quorum requirement of the majority of the Directors; provided that, until the first AGM held after the 3rd anniversary of Completion, quorum will require at least 3 Axalta Directors and 3 AkzoNobel Directors

•

Majority of all Board meetings (regularly scheduled and ad hoc) in NL, with at least half of regularly scheduled meetings in NL and without an equal number of other regularly scheduled meetings held in the same other country

•

Division of duties among Executive Directors and Non-Executive Directors to be set out in Board rules as mutually agreed by AkzoNobel and Axalta prior to the Completion, taking into account matters that are currently subject to approval of the AkzoNobel Supervisory Board

ExCo

•

Until the first AGM held after the 3rd anniversary of Completion, the suspension, dismissal and replacement of the CEO or CFO as ExCo members requires approval of at least two thirds (2/3) of the Non-Executive Directors

•

Until the first AGM held after the 3rd anniversary of Completion, if the CFO (or his/her successor appointed in accordance with this section “ExCo”) ceases to be the CFO for any reason, the Axalta Directors (or their successors appointed in accordance with the section “Board replacements during initial 3 years”) will be entitled to nominate the CFO’s successor, which nomination will be subject to the approval of at least two thirds (2/3) of the Non-Executive Directors

•

Except as required pursuant to the two preceding items, following determination of the initial composition of the ExCo, ExCo members (other than Executive Directors) are suspended, dismissed, replaced and appointed by (i) until the 2nd anniversary of Completion, the CEO, in consultation with the Board and subject to the prior approval of the Chair and (ii) after the 2nd anniversary of Completion, the CEO, in consultation with the Board

PART 2: MERGECO GOVERNANCE
General Meeting

•

General Meetings can be held in person, hybrid and (to the extent permitted by law) fully virtual

•

General Meeting resolves with majority of votes cast, unless (i) provided otherwise by Dutch law, (ii) to overrule binding nomination or (iii) to remove a Director without a proposal to that effect from the Non-Executive Directors (see above)

•

No quorum requirement, except as required by applicable exchange listing rules

•

The following resolutions can only be adopted by the General Meeting on the proposal of the Board:

○  amendment to the Articles

○  dissolution

○  distribution of annual profits or from reserves

○  share issuance

○  limitation/exclusion of pre-emptive rights

○  revoking authorization of Board to issue shares, limit/exclude pre-emptive rights or perform share buy-backs

○  cancellations or other reductions of issued share capital

○  legal merger/demerger

○  amendment to the remuneration policy of the Board

•

Shareholders holding 3% or more of issued share capital can request an item to be added to the agenda of a General Meeting

Exhibit 99.1

Media release

July 23, 2026

AkzoNobel and Axalta enhance governance arrangements following shareholder dialogue

(AKZA; AKZOY)

Amsterdam and Philadelphia, July 23 — Akzo Nobel N.V. (“AkzoNobel”) and Axalta Coating Systems Ltd. (“Axalta”) today announced enhancements to the proposed governance arrangements for the combined company following completion of their pending merger of equals.

Since announcing the proposed all-share merger of equals and convening of the AkzoNobel EGM and Axalta SGM, AkzoNobel and Axalta have engaged extensively with shareholders and other stakeholders on the governance of the combined company. That dialogue has led to the following refinements:

•	Annual re-election of all Directors following the initial three-year period after completion (previously contemplated following a five-year period after completion); and

•

Approval threshold applicable during the initial three-year period after completion of two-thirds of Non-Executive Directors (previously contemplated as 75%) for (i) any proposal to the general meeting regarding the appointment and dismissal of Directors, (ii) the appointment and removal of the CEO, Deputy CEO and CFO, (iii) designation of the Chair and Vice Chair titles and (iv) amendments to the remuneration policy.

Rakesh Sachdev, Chair of the Axalta Board of Directors, stated, “We are pleased to announce these governance enhancements following constructive engagement with our shareholders. We believe these changes reinforce our commitment to strong corporate governance and effective Board oversight while further strengthening the governance framework of the combined company. We appreciate the feedback we’ve received throughout this process and remain confident that this combination will create a premier global coatings company that delivers significant long-term value for all shareholders.”

Ben Noteboom, Chairman of the Supervisory Board of AkzoNobel, said: “We have listened thoughtfully to our shareholders and believe these changes reflect the spirit of partnership and accountability that will define the combined company from day one. We are grateful for the constructive engagement that has shaped these improvements, which further align the governance of the combined company with the interests of all shareholders and other stakeholders.”

These governance enhancements do not require any changes to the proposed Articles of Association of the combined company. As a result, the AkzoNobel EGM and Axalta SGM planned for August 5, 2026 are proceeding as planned, with the existing agenda items unaffected.

This is a public announcement by Akzo Nobel N.V. and Axalta pursuant to section 17 paragraph 1 of the European Market Abuse Regulation (596/2014).

About AkzoNobel

Since 1792, we’ve been supplying the innovative paints and coatings that help to color people’s lives and protect what matters most. Our world class portfolio of brands – including Dulux, International, Sikkens and Interpon – is trusted by customers around the globe. We’re active in more than 150 countries and use our expertise to sustain and enhance everyday life. Because we believe every surface is an opportunity. It’s what you’d expect from a pioneering and long-established paints company that’s dedicated to providing more sustainable solutions and preserving the best of what we have today – while creating an even better tomorrow. Let’s paint the future together.

About Axalta

Axalta is a global leader in the coatings industry, providing customers with innovative, colorful, beautiful and sustainable coatings solutions. From light vehicles, commercial vehicles and refinish applications to electric motors, building facades and other industrial applications, our coatings are designed to prevent corrosion, increase productivity and enhance durability. With more than 150 years of experience in the coatings industry, the global team at Axalta continues to find ways to serve our more than 100,000 customers in over 140 countries better every day with the finest coatings, application systems and technology. For more information visit axalta.com and follow us on LinkedIn.

Not for publication – for more information AkzoNobel Media Relations	AkzoNobel Investor Relations
T +31 (0)88 - 969 7833 Contact: Diana Abrahams media.relations@akzonobel.com	T +31 (0)88 - 969 0139 Contact: Jan Willem Enhus investor.relations@akzonobel.com

Axalta Media Relations	Axalta Investor Relations
T +31 (0)88 - 969 7833 Contact: Patricia Morschel media.relations@axalta.com	T +1 (610) 999-9407 Contact: Colleen Lubic investor-relations@axalta.com

Safe Harbor Statement

This media release contains statements which address such key issues as AkzoNobel’s growth strategy, future financial results, market positions, product development, products in the pipeline and product approvals. Such statements should be carefully considered, and it should be understood that many factors could cause forecast and actual results to differ from these statements. These factors include, but are not limited to, price fluctuations, currency fluctuations, developments in raw material and personnel costs, pensions, physical and environmental risks, legal issues, and legislative, fiscal, and other regulatory measures, as well as significant market disruptions. Stated competitive positions are based on management estimates supported by information provided by specialized external agencies. For a more comprehensive discussion of the risk factors affecting our business, please see our latest annual report.

Important Information Regarding the Proposed Axalta Transaction

General Restrictions

This communication is not for release, publication, or distribution, in whole or in part, in or into, directly or indirectly, any jurisdiction in which such release, publication, or distribution would be unlawful.

This communication is not a prospectus and the information in this communication is not intended to be complete. This communication is for informational purposes only and is not intended to be and shall not constitute a solicitation of any vote or approval, or an offer to buy or sell, or the solicitation of an offer to buy or sell, any securities, or an invitation or recommendation to subscribe for, acquire or buy securities of AkzoNobel or Axalta or any other financial products or securities, in any place or jurisdiction, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended (the “Securities Act”).

Any decision to purchase, subscribe for, otherwise acquire, sell or otherwise dispose of any securities must be made only on the basis of the information contained in and incorporated by reference into the prospectus with respect to the shares to be allotted by AkzoNobel in the proposed transaction, which was published on June 24, 2026.

The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, AkzoNobel and Axalta disclaim any responsibility or liability for the violation of any such restrictions by any person. Neither AkzoNobel, nor Axalta, nor any of their advisors assume any responsibility for any violation by any person of any of these restrictions. Shareholders of AkzoNobel and Axalta, respectively, with any doubt as to their position should consult an appropriate professional advisor without delay.

This communication is addressed to and directed only at, persons who are outside the United Kingdom or, in the United Kingdom, at persons who are: (i) persons having professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), (ii) persons falling within Article 49(2)(a) to (d) of the Order, or (iii) persons to whom it may otherwise lawfully be communicated pursuant to the Order (all such persons together being referred to as, “Relevant Persons”). This communication is directed only at Relevant Persons. Other persons should not act or rely on this communication or any of its contents. Any investment or investment activity to which this communication relates is available only to Relevant Persons and will be engaged in only with such persons. Solicitations resulting from this communication will only be responded to if the person concerned is a Relevant Person.

Additional Information and Where To Find It

In connection with the proposed transaction between AkzoNobel and Axalta, AkzoNobel filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 on May 27, 2026, as amended on June 18, 2026, which included a proxy statement of Axalta that also constitutes a prospectus with respect to the shares to be offered by AkzoNobel in the proposed transaction. The registration statement was declared effective by the SEC on June 23, 2026. In connection with the proposed transaction, on June 24, 2026, Axalta filed with the SEC a definitive proxy statement and, on or about June 24, 2026, Axalta commenced mailing the definitive proxy statement to its holders of record as of June 11, 2026. Each of AkzoNobel and Axalta will also file other relevant documents in connection with the proposed transaction. This communication is not a substitute for any registration statement, proxy statement/prospectus or other documents AkzoNobel and/or Axalta may file with the SEC or any other competent regulator in connection with the proposed transaction. This communication does not contain all the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transaction.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS, STOCKHOLDERS AND SHAREHOLDERS OF AKZONOBEL AND AXALTA ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS, AS APPLICABLE, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT AKZONOBEL, AXALTA, THE PROPOSED TRANSACTION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other relevant documents filed by AkzoNobel and Axalta with the SEC are available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC from Axalta’s investor relations webpage at https://ir.axalta.com/sec-filings/all-sec-filings or from AkzoNobel’s investor relations webpage at https://www.akzonobel.com/en/investors/all-sec-filings.

The contents of this communication should not be construed as financial, legal, business, investment, tax or other professional advice. Each recipient should consult with its own professional advisors for any such matter and advice.

Participants in the Solicitation

This communication is not a solicitation of proxies in connection with the proposed transaction. However, under SEC rules, AkzoNobel, Axalta and certain of their respective directors and executive officers and other members of their respective management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests in the proposed transaction, by security holdings or otherwise, is set forth in the definitive proxy statement/prospectus relating to the proposed transaction, which was filed with the SEC on June 24, 2026. Information about AkzoNobel’s supervisory board members and members of the board of management is set forth in AkzoNobel’s latest annual report, as filed with the AFM, the Dutch trade register and on its website at https://www.akzonobel.com/en/investors/results-center, and as updated from time to time via filings made by AkzoNobel with the AFM. Additional information regarding the interests of persons who may, under the rules of the SEC, be deemed participants in the solicitation of Axalta security holders in connection with the proposed transaction, which may, in some cases, be different than those of Axalta’s shareholders generally, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials when they are filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Concerning Forward-Looking Statements

This communication contains forward-looking statements as that term is defined in Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, regarding, among other things, statements about management’s expectations of AkzoNobel’s and Axalta’s future operating and financial performance, product development, market position, and business strategy. Such forward-looking statements can sometimes be identified by the use of forward-looking terms such as “believes,” “expects,” “may,” “will,” “shall,” “should,” “would,” “could,” “potential,” “seeks,” “aims,” “projects,” “predicts,” “is optimistic,” “intends,” “plans,” “estimates,” “targets,” “anticipates,” “continues” or other comparable terms or negatives of these terms, but not all forward-looking statements include such identifying words. You are cautioned not to rely on these forward-looking statements. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. We can give no assurance that such plans, estimates or expectations will be achieved and therefore, actual results may differ materially from any plans, estimates or expectations in such forward-looking statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include: a condition to the closing of the proposed transaction may not be satisfied; the occurrence of any event that can give rise to termination of the proposed transaction; a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; AkzoNobel and Axalta are unable to achieve the synergies and value creation contemplated by the proposed transaction; AkzoNobel and Axalta are unable to promptly and effectively integrate their businesses; management’s time and attention is diverted on transaction related issues; the possibility that competing offers or acquisition proposals may be made; disruption from the proposed transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of AkzoNobel or Axalta decline following the proposed transaction; legal proceedings are instituted against AkzoNobel or Axalta, including resulting expense or delay; AkzoNobel or Axalta is unable to retain or hire key personnel; the communication or the consummation of the proposed acquisition has a negative effect on the market price of the capital stock of AkzoNobel or Axalta or on AkzoNobel’s or Axalta’s operating results; evolving legal, regulatory and tax regimes; changes in economic, financial, political and regulatory conditions, in the Netherlands, the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics (e.g., the coronavirus (COVID-19) pandemic), geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade and policy changes associated with the current or subsequent United States or Netherlands administration; the ability of AkzoNobel or Axalta to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, pandemic, security breach, cyber-attack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term disruptions; the impact of public health crises, such as pandemics and epidemics and any related company or governmental policies and actions to protect the health and safety of individuals or governmental policies or actions to maintain the functioning of national or global economies and markets, including any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down or similar actions and policies; actions by third parties, including government agencies; the risk that disruptions from the proposed transaction will harm AkzoNobel’s or Axalta’s business, including current plans and operations and/or divert management’s attention from AkzoNobel’s or Axalta’s ongoing business operations; certain restrictions during the pendency of the acquisition that may impact AkzoNobel’s or Axalta’s ability to pursue certain business opportunities or strategic transactions; AkzoNobel’s or Axalta’s ability to meet expectations regarding the accounting and tax treatments of the proposed transaction; the risks and uncertainties discussed in AkzoNobel’s latest annual report as filed with the AFM, the Dutch trade register and on its website at https://www.akzonobel.com/en/investors/results-center; and the risks and uncertainties discussed in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections in Axalta’s reports filed with the SEC. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the proxy statement/prospectus. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Except as required by law, neither AkzoNobel nor Axalta assumes any obligation to update or revise the information contained herein, which speaks only as of the date hereof.